Exhibit 99.2

9/2/26, 2:03 PM 2026-09-02 - TransAct Technologies activism highlights best micro-cap opportunity set in decades - IDWR Office_Mergermarket

TransAct Technologies activism highlights best micro-cap opportunity set in decades - IDWR Office

02 Sep 2026 | 12:48 PDT | United States | Machinery-Printing Trade | Mergermarket | Proprietary

by Mark Andress and Izaz Ansari

- Activist urges TransAct to sell its two businesses
- Small-cap activism hits highest share since 2020
- AI slashes proxy contest costs by 90%

IDWR Office has called on TransAct Technologies to sell both of its operating businesses, in a campaign that comes during the strongest environment for micro-cap activism in decades, said Chuck Gillman, IDWR's executive managing director.

Gillman, who disclosed a 5.1% stake in TransAct on 28 August, said the company is undervalued and should engage an investment bank to sell its slot-machine printer business and a separate investment bank to sell its BOHA! restaurant technology software business. The demands effectively mean the entire company should be sold, with all cash given to shareholders, he said.

TransAct is a current example of the type of company Gillman targets – one with a small market capitalization and strategic assets that could sell for a big premium if evaluated independently.

The campaign comes at a time when opportunities for activists are greater today than at any point in his 30-year career running proxy contests, according to Gillman. He cites three main factors for this: strong firepower among potential acquirors; a legal environment he believes is increasingly supportive of shareholder-led governance change; and sharply lower campaign costs driven by artificial intelligence.

Using AI to prepare initial drafts of campaign materials has reduced proxy-contest costs by as much as 90%, Gillman said. Campaigns that cost around USD 2m a decade ago can now be executed for approximately USD 200,000, making activism economically viable at much smaller companies.

IDWR's activist strategy focuses on companies with market capitalizations of USD 200m or less. TransAct's market cap is only USD 53m.

The single-family office manages only its own capital and has no external investors. Activism is one of its three investment strategies, alongside investing in outside fund managers and investing in early-stage venture-backed startups.

Gillman seeks what he calls "lopsided" situations in which shareholder support for change is likely to be overwhelming.

"I'm trying to find situations where I can get 80%, 90% of the shareholders to vote for change," he said.

He typically targets companies where misaligned executive compensation, weak governance, flawed business models, or missed strategic opportunities have suppressed shareholder value.

Small-cap activism rises

Gillman's focus on micro-caps comes as activists increasingly target smaller public companies.

According to *ActivistMonitor* data, the proportion of activist campaigns targeting companies with market capitalizations below USD 500m has reached its highest level since 2020. In the year through 13 August, activists launched 51 campaigns against companies in that category out of 125 total campaigns, representing 40.8% of overall activity.

Gillman argues that lower campaign costs, combined with the availability of buyers with large cash positions and strong stock valuations, have made smaller companies attractive targets for activist

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9/2/26, 2:03 PM 2026-09-02 - TransAct Technologies activism highlights best micro-cap opportunity set in decades - IDWR Office_Mergermarket investors.


Campaign targets by market cap at entry
<$500m
$500m-$5bn
$5bn-$10bn
$10bn-$25bn
>$25bn
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
2020
2021
2022
2023
2024
2025
2026*

Source: ActivistMonitor; Data correct as of 13 August 2026

While AI has transformed the economics of activism, Gillman does not use it to identify targets. He receives more than 100 incoming calls each year from shareholders seeking change at companies they own. Many of them see him speak at conferences and then research him on EDGAR before reaching out. Those referrals form the backbone of his sourcing process.

Neither can AI replicate the skills and mentorship required to build shareholder support and execute campaigns successfully.

"There is no academic program that teaches you how to run proxy battles," he said. "It's a craft."

The playbook

The "overwhelming majority" of IDWR's campaigns never become public, Gillman said.

Gillman described a playbook in which he spends months preparing campaigns while owning less than 5% of a company's shares, allowing him to avoid public disclosure requirements.

The objective is to convince directors that shareholders support change while offering a negotiated settlement that avoids a proxy fight. Those settlements frequently involve adding shareholder-backed directors to the board rather than replacing incumbents outright.

Once governance changes occur, Gillman typically pushes companies to hire investment banks to evaluate operational improvements, divestitures, or broader strategic alternatives, including a sale of the company.

Gillman pointed to Points International and PMFG as examples. In both situations, he ran activist campaigns, joined the board as part of a settlement, and the companies subsequently hired investment banks before being sold at premiums, he said.

by Mark Andress, with analytics by Izaz Ansari

ION

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